EX-(d)(4)(aa)(i)

SUB-ADVISORY AGREEMENT AMENDMENT

This Amendment dated as of October 1, 2017 (the “Amendment”) to the Sub-Advisory Agreement dated January 1, 2015 (the “Agreement”), is between Lincoln Investment Advisors Corporation, a Tennessee corporation (the “Adviser”), and Milliman Financial Risk Management LLC, a Delaware limited liability company (the “Sub-Adviser”).

WHEREAS, the Adviser currently serves as the investment adviser to the Funds listed on Schedule A of the Agreement;

WHEREAS, pursuant to the Agreement, the Sub-Adviser serves as sub-adviser to a portion of the Funds’ assets; and

WHEREAS, the Adviser and the Sub-Adviser have agreed to add a dispute resolution provision to the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the Agreement is amended as follows:

1.	A new Section 11 shall provide the following:

11.	Dispute Resolution

In the event of any dispute arising out of or relating to this Agreement, the parties agree that the dispute will be resolved by final and binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall take place before a panel of three arbitrators in New York, New York and shall be governed by the laws of the State of Delaware. Within 30 days after the commencement of the arbitration, each party shall designate in writing a single independent arbitrator. The two arbitrators designated by the parties shall then select a third arbitrator. Each arbitrator shall have a background in either investment advisory services, actuarial science or law. The arbitrators shall have the authority to permit limited discovery, including depositions, prior to the arbitration hearing, and such discovery shall be conducted consistent with the Federal Rules of Civil Procedure. The arbitrators may, in their discretion, award the cost of the arbitration, including reasonable attorney fees, to the prevailing party. Any award made may be confirmed in any court having jurisdiction. Any arbitration shall be confidential, and except as required by law, neither party may disclose the content or results of any arbitration hereunder without the prior written consent of the other party, except that disclosure is permitted to a party’s auditors, insurers, legal advisors and financial advisors and regulators.

The parties acknowledge that:

•	Arbitration is final and binding;

•	They are waiving their right to seek remedies in court, including the right to a jury trial;

•	Pre-arbitration discovery is more limited than and different from court proceedings; and

•	The arbitration award is not required to include factual findings or legal reasoning, and a party’s right to appeal or seek modifications of the award is strictly limited.

2.	The former Section 11 and the Sections that follow shall be renumbered accordingly.

3.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

4.	This Agreement may be executed in two or more counterparts, which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first above written.

Lincoln Investment Advisors Corporation	Milliman Financial Risk Management LLC

By: /s/ Jayson R. Bronchetti	By: /s/ Kenneth P. Morgan

Name: Jayson R. Bronchetti	Name: Kenneth P. Morgan

Title: President	Title: Chairman

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